UNITED  STATES
             SECURITIES  AND  EXCHANGE  COMMISSION

                  Washington,  D.C.  20549




                     SCHEDULE  13D
       Under  the  Securities  Exchange  Act  of  1934
              (Amendment  No.  ________)*


                Flexxtech  Corporation
_________________________________________________________________________
                   (Name  of  Issuer)

            Common  Stock  .001  Par  Value
_________________________________________________________________________
            (Title  of  Class  of  Securities)

                      33938v  40  6
_________________________________________________________________________
                     (CUSIP  Number)

          Michael  Cummings,  18  Technology  Dr.,  Suite  140A
                       Irvine,  CA  92618
                        (949)753-7551
___________________________________________________
      (Name,  Address  and  Telephone  Number  of  Person  Authorized  to
                  Receive  Notices  and  Communications)

                    June  30,  2003
_________________________________________________________________________
   (Date  of  Event  which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section;240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section;240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC  1746  (11-02)


CUSIP  No.   33938v  40  6

     1.     Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

                 Michael  Cummings
____________________________________________________________________________

     2.Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

          (a)
          (b)
____________________________________________________________________________

     3.SEC  Use  Only
____________________________________________________________________________

     4.Source  of  Funds  (See  Instructions):   AF
____________________________________________________________________________

     5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________

     6.     Citizenship  or  Place  of  Organization:  US
_____________________________________________________________________________

          7.  Sole  Voting  Power:  7,382,000
Number  of     _____________________________________________________________
Shares  Bene-
ficially  by     8.  Shared  Voting  Power:  0
Owned  by  Each
Reporting
Person  with     _____________________________________________________________
Owned  by  Each
          9.  Sole  Dispositive  Power:  7,382.000
          ______________________________________________________________

          10.  Shared  Dispositive  Power:

          ______________________________________________________________

     11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
          Person  :  7,382,000
_______________________________________________________________________________

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_______________________________________________________________________________

     13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):
                     71.4%
________________________________________________________________________________

     14.     Type  of  Reporting  Person  (See  Instructions):  IN
________________________________________________________________________________




Item  1.  Security  and  Issuer

     Common  Stock
     Flexxtech  Corporation
     5777  W  Century  Blvd  Suite  775
     Los  Angeles,  CA  90045

Item  2.  Identity  and  Background

(a)     Michael  Cummings

(b)     Same  as  Issuer

(c)     Chief  Executive  Officer  and  Director  of  Issuer

(d)     No

(e)     No

(f)     US

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     7,382,000 shares were issued to Mr. Cummings for the purchase of Network Installations, Inc.


Item  4.  Purpose  of  Transaction


(a)     None

(b) On April 23, 2003 The Issuer has merged with Network Installations Corp of Irvine, CA. a company owned by Mr. Cummings

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)     Cummings  has  become  the  current CEO as of June 11, 2003 and Director of
        Issuer  as  of  April  14,  2003

(e)     No

(f)     No

(g)     No

(h)     No

(i)     No

(j)     No


Item  5.  Interest  in  Securities  of  the  Issuer

(a)- (b)Collectively Reporting Persons own 7,382,000 shares representing 71.4% of current issued and outstanding shares. As of June 25, 2003, there were 10,325,407 shares outstanding. Mr. Cummings has sole voting and dispostive power


(c)     None

(d)     None

(e)     N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Mr. Cummings was issued five year option to purchase an additional 618,000 Shares of common stock, if Network Installations has total revenue or $450,000 for the period beginning on June 1, 2003 through August 31, 2003. The option will be priced equal to the closing bid of the Issuers Common Stock on August 31, 2003

Item  7.  Material  to  Be  Filed  as  Exhibits

     The Merger agreement between Network Installations and Issuer is Available in the 8-K filed on April 23, 2003

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By  Michael  Cummings:


__________________________________________________________________
Date



/s/  Michael  Cummings
__________________________________________________________________

Signature



CEO
__________________________________________________________________
Name/Title